Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

(Expressed in Canadian Dollars unless otherwise stated)

March 6, 2025

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2025

General

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of Uranium Royalty Corp. should be read in conjunction with its unaudited condensed interim consolidated financial statements and the notes thereto for the three and nine months ended January 31, 2025, and its Annual Information Form (the "AIF") and audited consolidated financial statements, including the notes thereto, for the year ended April 30, 2024, copies of which are available under its profile on SEDAR+ at www.sedarplus.ca.

The Company's condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"), applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. Unless otherwise stated, all information contained in this MD&A is as of March 6, 2024.

Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars and references to "A$" are to Australian dollars. References in this MD&A to the "Company" and "URC" mean Uranium Royalty Corp., together with its subsidiaries, unless the context otherwise requires.

References herein to "U3O8" are to triuranium octoxide, a compound of uranium that is converted to uranium hexafluoride for the purpose of uranium enrichment.

Forward-looking Statements

Certain statements contained in this MD&A constitute "forward-looking information" within the meaning of Canadian securities laws and "forward-looking statements" within the meaning of securities laws in the United States (collectively, "Forward-Looking Statements"). These statements relate to the expectations of management about future events, results of operations and the Company's future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words "anticipate", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "target", "aim", "pursue", "potential", "objective" and "capable" and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date hereof. In addition, this MD&A may contain Forward-Looking Statements attributed to third party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

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the ongoing operation of the properties in which the Company holds or may hold uranium interests;
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future events or performance;
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the impact of general business and economic conditions;
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future financial capacity, liquidity and capital resources;
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anticipated future sources of funds to meet working capital requirements;
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future capital expenditures and contractual commitments;
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expectations respecting future financial results;
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expectations with respect to the Company's financial position;
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expectations regarding uranium prices and the impacts of the United States and other governmental policies on uranium demand;

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expectations regarding supply and demand for uranium;
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conditions, trends and practices pertaining to the uranium industry and other industries in which uranium is used;
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expectations regarding the Company's business plans, strategies, growth and results of operations;
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the financial and operational strength of counterparties;
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production volumes;
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mineral resources and mine life; and
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governmental regulatory regimes with respect to environmental matters.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2025

With respect to Forward-Looking Statements contained in this MD&A, assumptions have been made regarding, among other things, the following:

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market prices of uranium;
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global economic and financial conditions;
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demand for uranium;
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uranium supply;
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industry conditions;
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the ongoing operation of the properties in which the Company holds or may hold uranium interests;

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future operations and developments on the properties in which the Company holds or may hold interests; and
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the accuracy of public statements and disclosure, including future plans and expectations, made by the owners or operators of the properties underlying the Company's interests.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of, among other things, the risk factors set forth below and included elsewhere in this MD&A:

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limited or no access to data or the operations underlying the Company's interests;
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dependence on third party operators;
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risks related to political unrest in Kazakhstan, which could negatively impact the Company's option to purchase uranium from Yellow Cake plc ("Yellow Cake");
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dependence on future payments from owners and operators;
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a majority of the Company's assets are non-producing;
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royalties, streams and similar interests may not be honoured by operators of a project;
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defects in or disputes relating to the existence, validity, enforceability, terms and geographic extent of royalties, streams and similar interests;
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royalty, stream and similar interests may be subject to buy-down right provisions or pre-emptive rights;
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project costs may influence the Company's future royalty returns;
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risks faced by owners and operators of the properties underlying the Company's interests;
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title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
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excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties underlying royalties, streams or similar interests;
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compliance with laws and regulations relating to environmental, social and governance matters;
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macroeconomic developments and changes in global general economic, financial, market and business conditions, including as a result of changes in trade policies and regulations;
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fluctuations in the market prices of the Company's investments;
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liquidity in equity investments;
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fluctuations in the foreign exchange rate;
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any inability to attract and retain key employees;
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disruptions to the information technology systems of the Company or third-party service providers;

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volatility in market prices and demand for uranium and the market price of the Company's other investments, including as a result of geopolitical factors such as the ongoing conflict in Ukraine;
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changes in general economic, financial, market and business conditions in the industries in which uranium is used;
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risks related to mineral reserve and mineral resource estimates;
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replacement of depleted mineral reserve;
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the public acceptance of nuclear energy in relation to other energy sources;
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alternatives to and changing demand for uranium;
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the absence of any public market for uranium;
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changes in legislation, including permitting and licensing regimes and taxation policies;
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the effects of the spread of illness or other public health emergencies;
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commodities price risks, which may affect revenue derived by the Company from its asset portfolio;
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risks associated with future acquisitions;
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competition and pricing pressures;
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any inability of the Company to obtain necessary financing when required on acceptable terms or at all;
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regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;
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litigation;
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risks associated with First Nations land claims;
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potential conflicts of interests;
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any inability to ensure compliance with anti-bribery and anti-corruption laws;
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any future expansion of the Company's business activities outside areas of expertise;
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any failure to maintain effective internal controls;
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negative cash flow from operating activities; and
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the other risks described under "Risk Factors" in the AIF and other filings with the Canadian Regulatory Authorities, copies of which are available under its profile at SEDAR+.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2025

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in Forward-Looking Statements. Forward-Looking Statements are based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update Forward-Looking Statements if these beliefs, estimates and opinions or other circumstances should change, other than as required by applicable laws. Investors are cautioned against attributing undue certainty to Forward-looking Statements.

The risk factors referenced herein should not be construed as exhaustive. Except as required under applicable laws, the Company undertakes no obligation to update or revise any Forward-Looking Statements. An investment in the Company is speculative and involves a high degree of risk due to the nature of our business and the present state of exploration of our projects.

Please carefully consider the risk factors set out herein under "Risk Factors" noted above.

Notice Regarding Mineral Disclosure

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included herein have been prepared for or by the current or former owners and operators of the relevant properties, as and to the extent indicated by them, in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the CIM Definition Standards on Mineral Resources and Reserves as adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Definition Standards") or the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves ("JORC") or Subpart 1300 of Regulation S-K ("S-K 1300"), as applicable.

The United States Securities and Exchange Commission (the "SEC") has adopted mining disclosure rules under S-K 1300. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure under S-K 1300. Under S-K 1300, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to the corresponding definitions under the CIM Definition Standards, as required under NI 43-101.

United States investors are cautioned that while terms are substantially similar to the CIM Definition Standards, there are differences in the definitions under S-K 1300 and the CIM Standards and there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under S-K 1300.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable. Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. In addition, the project stage classifications utilized by the Company under NI 43-101 do not conform to defined project stages under S-K 1300.

Certain resource estimates disclosed in this MD&A and the Company's other disclosure documents, have been prepared in accordance with JORC, which differs from the requirements of NI 43-101 and S-K 1300. Accordingly, information contained herein may contain descriptions of the projects underlying the Company’s interests that differ from similar information made available by Canadian and United States issuers.

Third Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2025 reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Except where otherwise stated, the disclosure herein relating to properties underlying the Company's royalty and other interests is based primarily on information publicly disclosed by the owners or operators of such properties, as is customary for royalty portfolio companies of this nature. Specifically, as a royalty holder, the Company has limited, if any, access to the properties subject to its interests. The Company generally relies on publicly available information regarding these properties and related operations and generally has no ability to independently verify such information, and there can be no assurance that such third party information is complete and accurate. In addition, such publicly available information may relate to a larger property area than that covered by the Company's interests. Additionally, the Company has, and may from time to time, receive operating information from the owners and operators of these properties, which it is not permitted to disclose to the public.

Business Overview

URC is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium.

The Company's common shares without par value (the "Common Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbols "URC". The Common Shares are also listed on the Nasdaq Capital Market ("NASDAQ") under the stock symbol "UROY".

The head office and principal address of the Company is located at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 4A2, Canada.

Business Strategy

To date, the Company has assembled a portfolio of royalty interests on uranium projects and physical uranium holdings. URC's long-term strategy is to gain exposure to uranium prices by owning and managing a portfolio of geographically diversified uranium interests, including uranium royalties and streams, debt and equity investments in uranium companies and physical uranium. The Company also engages in the purchase and sale of physical uranium from time to time. In executing this strategy, the Company seeks interests that provide it direct exposure to uranium prices, without the direct operating costs and concentrated risks that are associated with the exploration, development and mining of uranium. From time to time, the Company also seeks further exposure to uranium through investments in funds and other equities.

The Company's strategy recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector. The Company intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and its board of directors to identify and evaluate opportunities in the uranium industry.

The Company's primary focus is to identify, evaluate and acquire:

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royalties in uranium projects, pursuant to which the Company would receive payments from operators of uranium mines based on production and/or sales of uranium products;
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uranium streams, pursuant to which the Company would make an upfront payment to a project owner or operator in exchange for long-term rights to purchase a fixed percentage of future uranium production;
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off-take or other agreements, pursuant to which the Company would enter into long-term purchase agreements or options to acquire physical uranium products; and
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direct strategic equity or debt investments in companies engaged in the exploration, development and/or production of uranium.

Such interests may be acquired by the Company directly from the owner or operator of a project or indirectly from third-party holders. The Company may also seek to acquire direct joint ventures or other interests in existing uranium projects, where such interests would

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2025 provide the Company with exposure to a project as a non-operator or where the Company believes there is potential to convert such interests into royalties, streams or similar interests. In evaluating potential transactions, the Company utilizes a disciplined approach to manage its fiscal profile.

The Company also engages in purchases and sales of uranium inventories from time to time. Purchases are made where the Company believes there is an opportunity to provide attractive commodity price exposure to shareholders. Sales may occur from time to time based upon market conditions and the Company's liquidity requirements. Purchases may be made pursuant to its existing option under its strategic arrangement with Yellow Cake or by other means, including direct purchases from producers or market purchases. See "Recent Developments".

Uranium Market Developments

The uranium market is currently being driven by a macro demand for more electricity generation and an unprecedented global push to decarbonize electrical grids, among other factors. McKinsey & Company noted that "global electricity demand is expected to more than double from 25,000 terawatt-hours ("TWh") to between 52,000 and 71,000 TWh by 2050, due to the growth in emerging markets' energy needs and electrification across the economy" (Source: Global Energy Perspective 2023: Power outlook. January 16, 2024). The United States Department of Energy ("DOE") projects that electricity demand in the United States will grow 15% to 20% in the next decade and could double by 2050 (Source: Energy.Gov - Clean Energy Resources to Meet Data Center Electricity Demand). This includes artificial intelligence ("AI") growth and demand to power data centers that is expected to consume approximately 6.7% to 12% of total U.S. electricity by 2028. The DOE further notes "total data center electricity usage climbed from 58 TWh in 2014 to 176 TWh in 2023 and estimates an increase between 325 to 580 TWh by 2028" (Source: Energy.Gov - DOE Releases New Report Evaluating Increase in Electricity Demand from Data Centers, December 20, 2024). There is a growing realization that nuclear energy should be a part of any clean energy platform. Governments around the globe are also pursuing strategies to increase energy independence for national security interests that dovetail well with nuclear power as a key component in their energy mix.

In the United States, several pieces of bipartisan legislation have passed in recent years supporting nuclear development and expansion, including the Nuclear Fuel Security Act, Advance Act, and the Inflation Reduction Act. In combination, these bills and others like The Prohibiting Russian Uranium Imports Act are expected to help rebuild and restore a robust domestic fuel cycle in the United States. Most recently, the United States Secretary of Energy signed a Secretarial Order directing the DOE to "unleash commercial nuclear power in the United States" and "strengthen grid reliability and security" (Source: Energy.Gov - Secretary Wright Acts to Unleash Golden Era of American Energy Dominance, February 5, 2025).

New capacity gains are currently anticipated to come from multiple sources, including building new nuclear power plants, uprating existing reactors, and restarting some retired reactors. In 2024, Constellation Energy announced its US$1.6 billion plan to restart the 835 megawatts electric ("MWe") Crane Clean Energy Center (formerly Three Mile Island Unit 1) in Pennsylvania. The restart is planned for 2028 with Microsoft agreeing to a 20-year power purchase agreement to support the investments in restarting the plant. With the current rapid expansion of AI and data center demand, numerous other technology companies also made commitments to nuclear for both large scale and small modular reactors ("SMR") projects. Notably, Google announced a deal with Kairos Power to buy the output from at least six first-of-a-kind fluoride salt-cooled, high-temperature reactors. Additionally, Amazon and Energy Northwest announced an agreement for Amazon to fund the development of SMRs, with the right to purchase power from the first four Xe-100 units (320 MWe) and an option for Energy Northwest to build up to eight additional units (640 MWe). Finally, Sabey, a United States data center developer, is working with TerraPower to explore the deployment of Natrium SMRs at current and future data center sites.

Over the past few years, global uranium market fundamentals have improved as the market began a transition from being an inventory driven market to a production driven market. The spot market bottomed out in November 2016 at about US$17.75 per pound U3O8, but has since shown appreciation, reaching US$107.00 per pound U3O8 on February 2, 2024 (Source: UxC LLC Historical Ux Daily Prices). Since that time the spot uranium market has been in a pullback reaching a low of US$65.65 per pound on February 21, 2025 (Source: UxC LLC Historical Ux Daily Prices). During the three and nine months ended January 31, 2025, uranium prices averaged US$74.98 per pound and US$81.13 per pound U3O8, representing an approximate 15% decrease and 17% increase compared to an average of US$87.72 per pound and US$69.26 per pound U3O8 in the corresponding period in 2024, respectively (Source: UxC LLC Historical Ux Daily Prices). As at January 31, 2025, the spot uranium price was US$70.50 per pound U3O8, representing an approximate 22% decrease from April 30, 2024 when the price was US$90.00 per pound U3O8 (Source:UxC LLC Historical Ux Daily Prices). The decrease in the spot uranium price during January 2025 was primarily due to the Chinese creating a new AI model that "could produce results that rivaled other major AI models at a fraction of the cost" and the volatility initiated by the Trump Administration announcing tariffs on imports from Canada, Mexico and China effective February 1, 2025 (Source: Tradetech Nuclear Market Review - January 31, 2024). The period

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2025 from May 2024 through January 2025 was marked by continued spot price fluctuations between US$67.30 and US$93.85 per pound U3O8 (Source: UxC LLC Historical Ux Daily Prices).

Underinvestment in uranium mining operations over the past decade has been a major factor contributing to a structural deficit between global production and uranium requirements. Reduced production from existing uranium mines has also been a contributing factor with some large producers cutting back and/or unable to reach previously planned production levels. In 2025 and 2026, the mid-case gap between production and requirements is projected to be more than 43 million pounds of U3O8, and by 2035 accumulates to a total near 380 million pounds of U3O8 (Source: UxC 2024 Q4 Uranium Market Outlook). For context, utilities in the United States purchased 51.6 million pounds of U3O8 in 2023 (Source: U.S. Energy Information Administration, June 6, 2024 - Uranium Marketing Annual Report). The current gap is being filled with secondary market sources, including finite inventory that has been declining and is projected to decline further in coming years. Secondary supply is also likely to be further reduced with western enrichers reversing operations from underfeeding to overfeeding, which requires more uranium to increase the production of enrichment services. As secondary supplies continue to diminish, and as existing mines deplete resources, it is expected that new production will be needed to meet existing and future utility demand. The timeline for new mining projects can be ten years or longer and will require prices high enough to stimulate new mining investments.

Since 2022, uranium supply has become more complicated due to Russia's invasion of Ukraine with its State Atomic Energy Corporation, Rosatom, being a significant supplier of nuclear fuel around the globe. Economic sanctions, transportation restrictions and United States. legislation banning the importation of Russian nuclear fuel and Russia's retaliation with an United States export ban is causing a fundamental change to the nuclear fuel markets. Additionally, the 2023 coup in Niger, and the government's demand for the United States and France to vacate the country, as well as the revocation of Canadian and French companies mining rights, operating permits and export capabilities, has underscored jurisdictional risk. Niger is the world's seventh largest producer and accounted for about 5% of global uranium production and about 14% of European Union supply in 2023 (Source: Euratom Supply Agency, World Nuclear Association - Uranium in Niger July 23, 2024, World Nuclear News). As a result of the instability and assurance of supply risks, United States and European utilities are shifting supply focus to production from areas of low geopolitical risk. The recent White House executive order "Establishing The National Energy Dominance Council", noted one of the objectives is to "reduce dependency on foreign imports" for America's "national security" and recognized uranium as an "amazing national asset" (Source: The White House News & Update, February 14, 2025).

On the demand side of the equation, the global nuclear energy industry continues robust growth, with 70 new reactors connected to the grid in 2014 through December of 2024, and with another 65 reactors under construction (Source: International Atomic Energy Association Power Reactor Information System – February 14, 2025). In 2024, five new reactors were connected to the grid and four reactors were permanently shut down (Source: International Atomic Energy Association Power Reactor Information System – February 14, 2025). Total nuclear generating capacity for the world's 439 operable reactors as of January 7, 2025, stands at 398 GWe (Source: World Nuclear Association). At the United Nations Climate Change Conference (COP29), 6 more countries joined the pledge to triple their nuclear capacity by 2050, bringing the total to 31 countries, further supporting additional growth for the nuclear industry and uranium demand.

In the United States, H.R. 1042, "The Prohibiting Russian Uranium Imports Act" was signed into law and went into effect on August 11, 2024 and extends through 2040. The legislation bans Russian uranium imports but allows a DOE waiver process through 2027 in the event no alternative viable source of low-enriched uranium ("LEU") is available to: (i) sustain the continued operation of a nuclear reactor or a United States nuclear energy company; or (ii) importation of Russian LEU is determined to be in the national interest. In a separate but related action, "The Nuclear Fuel Security Act" ("NFSA") was enacted as part of the "National Defense Authorization Act" in December of 2023 and was designed to help rebuild the domestic nuclear fuel cycle, including uranium production, conversion and enrichment. The passage of H.R. 1042 unlocks US$3.4 billion in funding under the NFSA and will be used by the DOE to acquire LEU and High Assay Low Enriched Uranium ("HALEU") for advanced reactors. Under this program DOE will acquire LEU and HALEU with priority given to domestic sources of produced uranium, conversion and enrichment. In combination, the passage of these bills will help rebuild and restore a robust domestic fuel cycle in the United States.

Additional upside market pressure is also occurring as utilities continue their return to a longer-term contracting cycle to replace expiring contracts. Cumulative uncommitted demand through 2034 is almost 865 million pounds U3O8 (Source: UxC Uranium Market Overview Q4 2024). This utility demand, along with that from financial entities, government programs, various producers, as well as the increasing interest in nuclear energy for data centers, are adding to the strong fundamentals supporting the uranium market.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2025

Recent Developments

Acquisition of Salamanca Royalty

On July 3, 2024, the Company acquired a 0.375% net smelter returns royalty on the Salamanca project, including the Retortillo, Zona 7 and Alameda projects, located in Spain. The purchase price paid by the Company for this interest was $0.7 million in cash.

Acquisition of Additional Churchrock Royalty

On July 31, 2024, the Company acquired a gross overriding royalty of 6% "Mine Price", which anticipates recovery of reasonable and actual costs to transport the mineral to the final point of sale. The royalty covers a portion of the Churchrock uranium project. The purchase price paid by the Company for this interest was $4.9 million (US$3.5 million) in cash.

Acquisition of Millennium and Cree Extension Royalties

On October 25, 2024, the Company acquired a 10% net profit interest ("NPI") royalty on an approximate 20.6955% participating interest in the Millennium and Cree Extension projects. As a profit-based NPI, the acquired royalty is calculated based upon generated revenue, with deductions for certain expenses and costs, which include cumulative expense accounts, including development costs. The purchase price paid by the Company for this interest was $6.0 million in cash.

At-the-Market Equity Program

On August 8, 2023, the Company entered into an equity distribution agreement (the "2023 Distribution Agreement") with a syndicate of agents for an at-the-market equity program (the "ATM Program"). The 2023 Distribution Agreement allowed the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of common shares of the Company (the "ATM Shares") to the public from time to time, through the agents, at the Company's discretion. The ATM Shares sold under the ATM Program, were sold at the prevailing market price at the time of sale. The 2023 Distribution Agreement was terminated in connection with the 2024 Distribution Agreement (see below).

On August 29, 2024, the Company renewed its ATM Program that allows the Company to distribute up to US$39 million (or the equivalent in Canadian dollars) of ATM Shares to the public from time to time, through the agents, at the Company's discretion. The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Sales of ATM Shares will be made pursuant to the terms of an equity distribution agreement dated August 29, 2024 (the "2024 Distribution Agreement"). All sales under the ATM Program following August 29, 2024 are made under the 2024 Distribution Agreement. Unless earlier terminated by the Company or the agents as permitted therein, the 2024 Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$39 million (or the equivalent in Canadian dollars); or (b) August 20, 2025.

No ATM shares were distributed by the Company during the nine months ended January 31, 2025.

Physical Uranium

As at January 31, 2025, the Company holds 2,761,271 pounds U3O8 at a weighted average cost of US$59.97 per pound. As at April 30, 2024, the Company held 2,511,271 pounds U3O8.

In November 2021, the Company entered into agreements with CGN Global Uranium Ltd ("CGN"), pursuant to which the Company agreed to purchase an aggregate of 500,000 pounds U3O8 at a weighted average price of US$47.71 per pound, of which 300,000 pounds and 100,000 pounds were delivered in October 2023 and July 2024, respectively. The latter shipment was originally scheduled to be delivered in June 2024 but was deferred to, and received in, July 2024 by agreement made between the parties. The delivery of the remaining 100,000 pounds for payment of $7.1 million is to occur in April 2025.

In August 2024, the Company entered into a physical uranium sale and repurchase arrangement (the "Inventory Financing Arrangement") with a third party, in which the Company sold 160,000 pounds U3O8 for approximately $18.0 million (US$13.4 million) in August 2024 and repurchased 160,000 pounds U3O8 for approximately $19.7 million (US$13.7 million) in December 2024.

In October 2024, the Company sold 100,000 pounds U3O8 for approximately $10.9 million (US$79.75 per pound).

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2025

In February 2025, the Company entered into an agreement to sell 50,000 pounds U3O8 at a weighted average price of US$64.75 per pound for US$3.2 million. Delivery of the physical uranium by the Company is required in March 2025.

On March 4, 2025, Orano issued a book transfer notice with respect to the delivery of 18,366 pounds U3O8 to the Company's storage account at Blind River in Canada, for the settlement of the royalty payment related to the production from the McArthur River mine for calendar year 2024. Delivery of the physical uranium is due on March 14, 2025.

Properties Underlying Company Interests

The following is a description of selected recent developments respecting the properties in which the Company holds royalties during the nine months ended January 31, 2025 and is based upon the disclosure of the operators of each respective property.

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Cigar Lake – In its management's discussion and analysis for the year ended December 31, 2024 ("Cameco Q4 2024 MD&A"), Cameco Corporation ("Cameco") disclosed that a total of 16.9 million pounds U3O8 (on a 100% basis) was produced at Cigar Lake in 2024, indicating that production did not meet its expectations due to a lower production rate at the McClean Lake mill operated by Orano Canada Inc. ("Orano"). It further disclosed that, at various times during 2024, the mill was impacted by ore quality variances, such as lower ore grades and/or higher arsenic levels, and by unplanned maintenance. Cameco disclosed the mine had a total of 4.6 million pounds U3O8 (on a 100% basis) of production for the three months ended December 31, 2024, down slightly from 4.8 million pounds U3O8 (on a 100% basis) for the three months ended December 31, 2023. Cameco further stated that it plans to produce 18 million pounds U3O8 (on a 100% basis) at Cigar Lake in 2025. In 2025, Cameco plans to continue production and development activities in Cigar Lake Main, as well as development drifts to access Cigar Lake Extension in alignment with the long-term mine plan. Cameco will also continue earthworks and construction of surface services to support the expansion of freeze activities required for future production from Cigar Lake Extension.

As a profit-based NPI interest, the Company's royalty on this project is calculated based upon generated revenue, with deductions for certain expenses and costs, which include cumulative expense accounts, including development costs. As such and given the significant amount of expenditures made in developing the existing operations at the Cigar Lake mine, the Cigar Lake royalty will only generate revenue to the Company after these significant cumulative expenses are recovered.

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McArthur River – In the Cameco Q4 2024 MD&A, Cameco disclosed that a total of 20.3 million pounds U3O8 (on a 100% basis) was produced at McArthur River/Key Lake in 2024, exceeding its plan of 19 million pounds U3O8. The McArthur River mine produced 15.8 million pounds U3O8, which was less than its plan to produce 18.3 million pounds U3O8, primarily due to a shutdown at the mine to accommodate ventilation repairs to shaft two. In addition, the mine's performance was impacted by the availability of mobile equipment and certain workforce skills. Cameco stated a total of 5.2 million pounds U3O8 (on a 100% basis) of production for the three months ended December 31, 2024, up from 4.4 million pounds U3O8 in the same period of 2023. Cameco further stated that it plans to produce 18 million pounds U3O8 (on a 100% basis) at McArthur River in 2025. Cameco also noted that, in 2025, McArthur River is scheduled to transition into two new mine areas within zone 1 and the zone 4 clay area. It disclosed that the risk of unforeseen challenges during the development of these areas could impact on the production schedule and that the impact would depend on the magnitude of the delay and the mine's ability to substitute with production from alternative mining areas.
•
Langer Heinrich – In an announcement dated November 12, 2024, Paladin Energy Ltd. ("Paladin") provided revised guidance on production at the Langer Heinrich mine. As a result of the lower-than-expected production results for October 2024 and, noting the ongoing challenges and operational variability experienced to date in ramping up production, Paladin disclosed that it had determined to revise its fiscal year 2025 production guidance to 3.0 million to 3.6 million pounds U3O8 (previously 4.0 million to 4.5 million pound U3O8 s) and withdraw all other guidance in relation to fiscal year 2025. Paladin stated that October production (186,667 pounds U3O8) was lower than planned primarily due to continued variability in the stockpiled ore processed, resulting in a lower than planned average feed grade for the month, and disruptions to the supply of water from its local water supplier, NamWater, which restricted the throughput volume of ore tonnes processed through the plant. It further disclosed that the challenges it experienced with throughput and grade variability at the mine in October 2024 were partially offset by an improvement in average recoveries for the month (approximately 87%).

Paladin further disclosed that it expects production to be higher in the second half of its 2025 fiscal year as it continues to work through the current challenges encountered at the Langer Heinrich mine. Paladin stated the production for the quarter ended December 31, 2024 remained on track to meet the revised production guidance of 3.0 million to 3.6 million pounds

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2025

U3O8 for fiscal year 2025. Paladin stated in its quarterly activities report for the quarter ended December 31, 2024, total production of 638,409 pounds U3O8, compared to 639,679 pounds U3O8 for the previous quarter.

The mine is approximately ten months into a planned 21-month ramp-up period. Production levels are expected by Paladin to increase due to the processing of higher grade mined ore, which is expected to commence in the second half of calendar year 2025. Paladin remains confident of achieving a production run rate of six million pounds per year at the mine by the end of calendar year 2025.

•
Lance – In an announcement dated May 13, 2024, Peninsula Energy Ltd. ("Peninsula") disclosed an update to its JORC mineral resource estimate for the Lance project. The update was based on the results of additional drilling in 2023 within the Ross and Kendrick areas of the project. The resources in the Barber area remained unchanged. The new resource states measured and indicated resource of 16.2 million pounds U3O8 (14.3 million tonnes at an average grade of 0.051% U3O8) and an inferred resource of 41.7 million pounds U3O8 (38.3 million tonnes at an average grade of 0.049% U3O8). The resource estimate was calculated by applying a combined constraint of a grade thickness product of 0.2 contour and 200ppm U3O8.

Peninsula provided an update on the Lance Project in an announcement dated November 15, 2024. The announcement reiterated a December 2024 start up but indicated that the final central processing plant capital cost was projected to be US$9.5 million higher than the previous estimate. In addition, the announcement provided a slightly decreased estimated ramp-up production rate of 600,000 pounds U3O8 (previously between 700,000 and 900,000 pounds U3O8), due to lower indicated flow rates evident from the preconditioning of Mine Unit Three and difficulties acquiring sufficient drill rigs. Peninsula also marginally decreased the production rate between calendar year 2025 and calendar year 2027, with the cumulative total decreasing by approximately 300,000 to 500,000 pounds U3O8.

Peninsula stated in its quarterly activities report for the quarter ended December 31, 2024, that in-situ recovery operations had restarted within select areas of Mine Unit One on December 18, 2024. As of its quarter end, approximately 1,000 pounds U3O8 had been captured and held as in-process inventory. Peninsula further stated that the State of Wyoming Department of Environment Quality, Land Quality Division issued an approved Permit to Mine amendment to expand the authorized mine permit area to include the Kendrick Project area at Lance. The State of Wyoming Uranium Recovery Program also reviewed an amendment submittal to include the Kendrick Project Area in the Lance Source Materials License. Peninsula anticipates that the Source Materials License amendment process will be completed towards the end of the first quarter of calendar year 2025. Both the Permit to Mine and the Source Materials License amendments must be obtained before the company can commence uranium recovery operations within the Kendrick Area.

Peninsula provided an update on the Lance Project in an announcement dated January 31, 2025. Peninsula stated that challenging weather conditions and supply chain issues have been experienced in the completion of the Lance central processing plant and lead contractors Samuel Engineering, Inc and Samuel EPC, LLC, have advised full completion is now scheduled for the June Quarter 2025. Production of the first dry yellowcake is also expected by Peninsula in June 2025. Peninsula further stated that their board will continue to monitor progress and provide updated production guidance at the end of March 2025.

•
Dewey-Burdock– In a news release dated September 12, 2024, enCore Energy Corp. ("enCore") provided an update on the regulatory progress for the Dewey-Burdock project. It stated that the Dewey-Burdock Project has received its Source Material License from the United States Nuclear Regulatory Commission ("NRC"), its Aquifer Exemption and its Class III and V Underground Injection Control ("UIC") Permits from the United States Environmental Protection Agency ("EPA") Region 8. These three Federal approvals have been subject to appeal by the Oglala Sioux Tribe ("OST"). enCore announced on March 20, 2023 that the NRC Source Material License was final when the OST chose not to appeal the decisions by the D.C. Circuit Court of Appeals to the United States Supreme Court. On September 3, 2024, the Environmental Appeals Board ("EAB") of the EPA issued its ruling on the OST appeal regarding the Dewey-Burdock Class III and V UIC Permits. It further disclosed that the EAB decision is consistent with the ruling by the D.C. Circuit Court of Appeals where both appeals involved similar issues.

In a news release dated January 16, 2025, enCore Energy announced the results of a S-K 1300 Technical Report Summary ("TRS") for the Dewey-Burdock Project, providing both a mineral resource update and a preliminary economic assessment. The TRS provided updated measured and indicated resources for the project of 17,122,147 pounds eU3O8 or 7,388,222 tons at 0.12% average grade eU3O8 and inferred resource for the project of 712,624 pounds eU3O8 or 656,546 tons at 0.06% eU3O8. The effective date of the mineral resource was October 8, 2024, the mineral resources had been estimated using a

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2025 minimum grade-thickness cut-off of 0.20 ft% U3O8 and were estimated based on the use of in-situ recovery for mineral extraction. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The TRS includes a preliminary economic assessment of the project, excluding the inferred resource, and using the current cost environment, stating an after-tax net present value of US$133.6 million using an 8% discount rate and a project internal rate of return of 33%. Estimated total capital costs are US$264.2 million dollars over the life of the project. The estimated operating cost is expected to be US$23.81 per pound U3O8 including central processing plant and wellfield operations, administrative costs, reclamation, and decommissioning. For further information regarding the foregoing mineral resource estimate, please refer to the NI 43-101 technical report entitled "Dewey-Burdock Project, South Dakota, USA, National Instrument 43-101 Preliminary Economic Assessment Technical Report", with an effective date of October 8, 2024, available under enCore's profile at www.sedarplus.ca, and the technical report summary titled "Dewey Burdock Project, South Dakota, USA, S-K 1300 Technical Report Summary" with an effective date of October 8, 2024, available as an exhibit to a Current Report on Form 8-K dated January 6, 2025 under enCore's profile at www.sec.gov.

•
Michelin – In its quarterly activities report for the quarter ended June 30, 2024, Paladin stated that substantial work has been completed at Michelin and a pre-feasibility study will commence in its fiscal year ending June 30, 2025 and is expected to be completed during its fiscal year ending June 30, 2026. Additionally, exploration activities are continuing, aimed at identifying and defining additional shallow deposit resource extensions.

In its quarterly activities report for the quarter ended September 30, 2024, Paladin disclosed that a program of pole-dipole induced polarisation was completed over newly identified and prospective fault structures, and preparation progressed to extend an airborne gravity survey aimed at the collection of new hyperspectral data.

In its quarterly activities report for the quarter ended December 31, 2024, Paladin stated that activities continued to mobilize for a drilling campaign on the project during the March 2025 quarter.

•
Russell Lake/Russell Lake South – On July 9, 2024, Skyharbour Resource Ltd. ("Skyharbour") announced initial results from the first phase of its 2024 winter drill program. It stated that the first phase consisted of six drill holes totaling 3,094 metres. Skyharbour discovered an intersection in hole RSL24-02, which returned 2.5 metres of 0.721% U3O8 at a depth of 338.1 metres downhole. This intercept represents a new prospect, termed the Fork Target, discovered by Skyharbour. It disclosed that the Fork Target area is approximately four kilometers southeast of Denison Mines Corp's Phoenix Deposit. Skyharbour disclosed that the second phase of 2024 drill results will be disclosed upon receipt of geochemical analysis.

On October 23, 2024, Skyharbour announced it had completed the majority earn-in requirements to earn a 51% interest in the Russell Lake project, by initially paying a cash payment of $508,200, issuing 3,584,014 common shares to Rio Tinto Limited and incurring an aggregate $5,717,250 in exploration expenditures on the project over the 3-year term of the earn-in.

In a news release dated October 24, 2024, Skyharbour announced the results from the 2024 winter and spring drilling programs. It disclosed that a total of 5,152 metres was drilled in 10 holes and that the first phase of drilling consisted of a total of 3,094 metres in six holes, while the second phase of drilling consisted of 2,058 metres of drilling in four holes. Skyharbour stated that the first phase of drilling focused on drill testing the newly identified Fork Target area related to and south-southwest of the Grayling Zone. It disclosed that the best intercept of uranium mineralization to date on the property was intersected in RSL24-02, which returned a 2.5-metre-wide intercept of 0.721% U3O8 at a relatively shallow depth of 338.1 metres, including 2.99% U3O8 over 0.5 metres at 339.6 metres, just above the unconformity in the sandstone. Skyharbour further provided that, during the second phase of drilling at Russell Lake, three holes totaling 1,649 metres (holes RSL24-07 to -09) were drilled at the regional MZE target area, approximately 10 kilometres northeast of the Fork Target, identifying prospective faulted graphitic gneiss accompanied by anomalous sandstone and basement geochemistry.

On January 16, 2025, Skyharbour announced that the company was planning to drill 18 to 20 holes totaling 10,000 to 11,000 metres of drilling through the 2025 calendar year on the Russell Lake project. On February 25, 2025, Skyharbour announced commencement of the drilling at Russell Lake, intending to drill 5,000 metres of diamond drilling on the Fork and Sphinx targets within the broader Grayling target area, as well as the M-Zone Extension target and the Fox Lake Trail target.

•
Slick Rock – In a news release dated June 17, 2024, Anfield Energy Inc. ("Anfield") announced that it had received final approvals for its drill permit application to commence a 20-hole, 20,000-foot rotary drill program at its Slick Rock uranium and vanadium project. Anfield expected the drill program to commence in the third quarter of the calendar year 2024.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2025

In a news release dated August 2, 2024, Anfield announced that it had engaged BRS, Inc., an engineering firm, to complete an updated uranium and vanadium resource for the Slick Rock property. In a news release dated September 24, 2024, Anfield announced that it had commenced the previously announced 2024 drilling program, with the intention of utilizing the results to provide data for the previously announced mineral resource update.

In an announcement on January 29, 2025, Anfield announced the completion of the previously disclosed drill program, intended to be used in updating the Slick Rock mineral resource. The objective of Anfield's initial drilling program was to verify the historical drilling dataset of 285 drill holes at Slick Rock which was generated by the United States Geological Survey and various subsequent operators. Anfield further stated that they intend to align the development timelines for both the Slick Rock and Velvet-Wood mines. The aim is to have both projects ready for production prior to the restart of the Shootaring Canyon mill, with initial feed ready for transport once the mill is ready to receive it.

•
Whirlwind – Energy Fuels Inc. ("Energy Fuels") stated in its Form 10-Q for the quarter ended September 30, 2024 that it expected to continue rehabilitation and development work at the Whirlwind mine in preparation for future production. The timing of Energy Fuels' plans to extract and process mineralized materials from the Whirlwind mine will be based on contract requirements, inventory levels, and/or sustained improvements in general market conditions. Energy Fuels currently expects the Whirlwind mine to commence uranium production within one year from a "go" decision.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2025

Asset Portfolio

The table below sets out the Company's principal uranium royalty interests as at the date hereof:

Project	Operator	Location	District	Type of Royalty
Anderson	Uranium Energy Corp. ("UEC")	AZ, USA	Date Creek Basin	1.0% Net Smelter Returns
Churchrock	Laramide Resources Ltd.	NM, USA	Grants Mineral Belt	4.0% Net Smelter Returns 6.0% Mine Price Royalty(1)(2)
Cigar Lake / Waterbury Lake(1)(3)	Cameco / Orano	SK, Canada	Athabasca Basin	10% to 20% sliding scale Net Profit Interest
Dawn Lake (1)(4)	Cameco / Orano	SK, Canada	Athabasca Basin	10% to 20% sliding scale Net Profit Interest
Dewey-Burdock(1)(5)	enCore	SD, USA	Black Hills Uplift	30% Net Proceeds 2% to 4% Gross Value Royalty
Energy Queen(1)(6)	Energy Fuels	UT, USA	La Sal Uranium District	1% Gross Value Royalty
Lance	Peninsula	WY, USA	Powder River Basin	4.0% Gross Revenues Royalty(1) 1.0% Gross Revenues Royalty
Langer Heinrich	Langer Heinrich Uranium (Pty) Ltd.	Namibia, Africa	Central Namib Desert	A$0.12 per kg U3O8 Production Royalty
McArthur River(1)(7)	Cameco	SK, Canada	Athabasca Basin	1% Gross Overriding Royalty
Michelin	Paladin	NFLD, Canada	Central Mineral Belt of Labrador	2.0% Gross Revenues Royalty
Millennium and Cree Extension(8)	Cameco	SK, Canada	Athabasca Basin	10% Net Profit Interest
Reno Creek(1)(9)	UEC	WY, USA	Powder River Basin	0.5% Net Profit Interest
Roca Honda(1)(10)	Energy Fuels	NM, USA	Grants Mineral Belt	4.0% Gross Revenues Royalty
Roughrider(11)	UEC	SK, Canada	Athabasca Basin	1.9766% Net Smelter Returns
Russell Lake and Russell Lake South(11)	Skyharbour	SK, Canada	Athabasca Basin	1.9766% Net Smelter Returns
Salamanca	Berkeley Energia Limited	Retortillo, Spain	Salamanca Uranium District	0.375% Net Smelter Returns
San Rafael(1)	Western Uranium and Vanadium Corp.	UT, USA	San Rafael Uranium District	2% Net Smelter Returns
Slick Rock	Anfield	CO, USA	Uravan Mineral Belt	1.0% Net Smelter Returns
Whirlwind(1)(12)	Energy Fuels	UT/CO, USA	Uravan Mineral Belt	2% to 4% Gross Value Royalty
Workman Creek	UEC	AZ, USA	Sierra Ancha / Apache Basin	1.0% Net Smelter Returns

Notes:

(1)
The royalty acquired by URC does not apply to the entirety of the project.
(2)
A gross overriding royalty of 6% "Mine Price", which anticipates recovery of reasonable and actual costs to transport the mineral to the final point of sale.
(3)
A 10% to 20% sliding scale NPI royalty on a 3.75% share of overall uranium production, drawn from Orano's 40.453% ownership interest. The royalty rate adjusts to 10% in the future upon production of 200 million pounds from the combined royalty lands of the Dawn Lake and Waterbury Lake / Cigar Lake projects. As an NPI royalty, this royalty will not generate revenue until production re-commences and only after cumulative expense accounts, that include development costs, are recovered.
(4)
A 10% to 20% sliding scale NPI royalty on a 7.5% share of overall uranium production. The royalty rate adjusts to 10% in the future upon production of 200 million pounds from the combined royalty lands of the Dawn Lake and Waterbury Lake / Cigar Lake projects. As an NPI royalty, this royalty will not generate revenue until production re-commences and only after cumulative expense accounts, that include development costs, are recovered.
(5)
A 2% to 4% sliding scale gross value royalty on portions of the Dewey-Burdock Project.
(6)
A 1% gross value royalty applicable to both uranium and vanadium sales from portions of the Energy Queen project. URC may choose to take product payment in physical ore or concentrates.
(7)
A 1% gross overriding royalty on an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano.
(8)
The royalty is a 10% NPI on an approximate 20.6955% participating interest in the project. As an NPI royalty, this royalty will not generate revenue until all qualifying pre-production expenditures incurred after the establishment of the royalty are recovered. The royalties on the Cree Extension and Millennium projects are represented by the same royalty instrument.
(9)
The maximum amount payable under the Reno Creek royalty is US$2.5 million

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2025

(10)
The Roca Honda royalty is subject to the right of the payor to purchase the royalty for US$5 million at any time prior to the first royalty payment becoming due thereunder.
(11)
The royalties on the Roughrider project and Russell Lake and Russell Lake South projects are represented by the same royalty instrument.
(12)
A 2% to 4% sliding scale gross value royalty applicable to both uranium and vanadium sales from portions of the Whirlwind project. URC may choose to take product payment in physical ore or concentrates.

Strategic Arrangement with Yellow Cake plc

On June 7, 2018, the Company entered into an agreement (as amended, the "Yellow Cake Agreement") with Yellow Cake, pursuant to which, among other things, the Company received an option to acquire physical uranium. These arrangements provide for, among other things:

•
Option to Purchase U3O8: Yellow Cake granted URC an option to acquire between US$2.5 million and US$10 million of U3O8 per year between January 1, 2019, and January 1, 2028, up to a maximum aggregate amount of US$21.25 million worth of U3O8 as at January 31, 2025. If URC exercises this option, Yellow Cake will, in turn, exercise its rights under its agreement with JSC National Atomic Company ("Kazatomprom") to acquire the relevant quantity of U3O8 from Kazatomprom and sell such quantity of U3O8 to the Company at a price which is consistent with Yellow Cake's agreement with Kazatomprom. During the year ended April 30, 2021, the Company exercised its option to acquire 348,068 pounds U3O8 from Yellow Cake at US$28.73 per pound U3O8. No purchases occurred under this arrangement since the fiscal year beginning on May 1, 2021.
•
Future Royalty and Streaming Opportunities: Yellow Cake has agreed to inform URC of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and URC has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly.
•
Physical Uranium Opportunities: URC has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U3O8 by URC. If such opportunities are identified, the parties will work together in good faith to negotiate, finalize and agree upon the terms of a strategic framework that is mutually agreeable from a commercial standpoint for both parties (including as to form and consideration) and a potential participation by Yellow Cake with URC in such opportunities.

Furthermore, URC and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors.

In response to the ongoing war between Russia and Ukraine, governments in the United States, the European Union, the United Kingdom, Canada and others imposed financial and economic sanctions on certain industry segments and various parties in Russia. While the threat of such sanctions, import bans and other changes in trade patterns resulting from the political unrest and war in Ukraine are expected to positively impact global uranium prices and demand for North American uranium, it may adversely impact demand for uranium produced in Kazakhstan and increase regional trade and logistical barriers. The Company will continue to monitor the conflict including the potential impact of financial and economic sanctions on the global economy and particularly on the economy of Kazakhstan. Although the Company has no operations in Russia or Ukraine, the destabilizing effects of the war in Ukraine could have other effects on URC's business.

Overall Performance

For the three and nine months ended January 31, 2025, the Company incurred a net loss of $1.9 million and $4.5 million, respectively, compared to net income of $3.5 million and $4.2 million, respectively, for the same periods of the previous fiscal year. As at January 31, 2025, the Company had working capital (current assets less current liabilities) of $238.2 million.

Trends, events and uncertainties that are reasonably likely to have an effect on the business of the Company include developments in the global and American uranium markets, demand for nuclear energy, including as a result of growing data center expansion, as well as general uranium market conditions and the impact of the conflict in Ukraine.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2025

Discussion of Operations

Three months ended January 31, 2025, compared to three months ended January 31, 2024

The Company had a net loss of $1.9 million in the three months ended January 31, 2025, compared to net income of $3.5 million for the same period of 2024. The change from a net income to a net loss was primarily attributable to no uranium sales in the current period compared to the $5.7 million gross profit generated from uranium sales in the same period in the previous fiscal year, a $0.4 million increase in office and administration expenses, a change in deferred income tax from a recovery of $0.2 million in the three months ended January 31, 2024 to an expense of $0.1 million in the current quarter, offset by a decrease in foreign exchange loss of $1.6 million in the three months ended January 31, 2024 to $0.3 million in the current quarter.

During the three months ended January 31, 2025, the Company incurred office and administration expenses of $1.0 million, compared to $0.6 million for the same period of 2024. During the current quarter, such expenses included investor communications and marketing expenses of $0.4 million (compared to $0.1 million for the same period in the prior fiscal year) and uranium storage fees of $0.4 million (compared to $0.3 million for the same period in the prior fiscal year). The increase in storage fees resulted from a higher volume of uranium inventories.

In the three months ended January 31, 2025, the Company incurred professional fees and insurance of $0.1 million, compared to $0.2 million for the same period in the previous fiscal year. Such fees consist primarily of audit, legal and insurance fees.

The Company had salaries and directors' fees of $0.3 million in each of the three months ended January 31, 2025 and 2024.

Share-based compensation expenses from the vesting of stock options granted to certain directors, officers, employees and consultants of the Company were $0.2 million in each of the three months ended January 31, 2025 and 2024.

In the three months ended January 31, 2025, the Company had a finance cost of $0.1 million resulting from the Inventory Financing Arrangement, compared to $nil for the same period in the previous fiscal year. The Inventory Financing Arrangement was extinguished in December 2024.

The Company recognized a foreign exchange loss of $0.3 million in the three months ended January 31, 2025, compared to a foreign exchange loss of $1.6 million in the same period in the previous fiscal year, primarily as a result of the exchange difference on the translation of cash denominated in U.S. dollars. During the three months ended January 31, 2024, the maximum amount of cash denominated in U.S. dollars held by the Company was approximately US$55 million, but the monthly exchange rate between U.S. dollar and Canadian dollar decreased from US$1.00 to $1.3709 at the beginning of the quarter to US$1.00 to $1.3425 at the end of the quarter, resulting in a higher foreign exchange loss of $1.6 million. On January 31, 2025, the amount of cash denominated in U.S. dollar is not material.

The Company recognized a deferred tax expense of $0.1 million in the three months ended January 31, 2025, compared to a deferred tax recovery of $0.2 million for the same period in the prior fiscal year. The recovery in the prior period resulted from the recognition of deferred tax assets derived from the non-capital losses carryforward and deferred financing costs that were utilized to offset the deferred tax liabilities derived from the deferred tax expenses recognized in other comprehensive income in the period. The change from a recovery to an expense was due to the decrease in fair value of short-term investments.

During the three months ended January 31, 2025, the Company recorded a loss under other comprehensive income on the revaluation of short-term investments of $0.6 million, compared to a gain of $1.7 million for the same period in the previous fiscal year. The significant gain in the prior period was primarily related to an increase in the fair value of publicly traded securities. The loss incurred in the current quarter was due to a change in the fair value of publicly traded securities. Short-term investments are measured at fair value with references to the quoted share price in the market.

Nine months ended January 31, 2025, compared to nine months ended January 31, 2024

The Company had a net loss of $4.5 million in the nine months ended January 31, 2025, compared to net income of $4.2 million for the same period of 2024. The change from a net income to a net loss was primarily attributable to the lower uranium sales volume in the current period compared to the same period in the previous fiscal year, an increase in office and administration expenses of $1.2 million and a finance cost of $0.4 million incurred on the Inventory Financing Arrangement.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2025

During the nine months ended January 31, 2025, the Company incurred office and administration expenses of $3.9 million, which included $2.0 million of investor communications and marketing expenses, compared to $1.6 million for the same period in 2024. Uranium storage fees for the nine months ended January 31, 2025 were $1.2 million, compared to $0.6 million for the same period in the prior fiscal year. The increase in storage fees resulted from a higher volume of uranium inventories.

In the nine months ended January 31, 2025, the Company incurred professional fees and insurance of $0.9 million, compared to $1.1 million for the same period in the previous fiscal year. Such fees consist primarily of audit, legal and insurance fees.

Share-based compensation expenses from the vesting of stock options granted to certain directors, officers, employees and consultants of the Company were $0.6 million in each of the nine months ended January 31, 2025 and 2024.

In the nine months ended January 31, 2025, the Company had interest income of $0.5 million on cash due to the reinvestment of cash in high rate savings account, compared to $0.5 million for the same period in the previous fiscal year.

In the nine months ended January 31, 2025, the Company had a finance cost of $0.4 million resulting from the Inventory Financing Arrangement, compared to $nil for the same period in the previous fiscal year. The Inventory Financing Arrangement was extinguished in December 2024.

The Company recognized a foreign exchange loss of $0.7 million in the nine months ended January 31, 2025, compared to a foreign exchange loss of $0.7 million in the same period of 2024. The loss in the current period is primarily as a result of the translation of the finance payable denominated in U.S. dollars.

The Company recognized a deferred tax expense of $0.3 million in the nine months ended January 31, 2025, compared to a deferred tax recovery of $0.1 million for the same period in the prior fiscal year. The recovery in the prior period resulted from the recognition of deferred tax assets derived from the non-capital losses carryforward and deferred financing costs that were utilized to offset the deferred tax liabilities derived from the deferred tax expenses recognized in other comprehensive income in the period. The change from a recovery to an expense was due to the decrease in fair value of short-term investments.

During the nine months ended January 31, 2025, the Company recorded a loss under other comprehensive income on the revaluation of short-term investments of $2.1 million, compared to a $14.2 million gain for the same period in the previous fiscal year. The significant gain in the prior period was primarily related to an increase in the fair value of the ordinary shares of Yellow Cake which were all disposed during the prior fiscal year. The change in the current period was due to the decrease in the fair value of publicly traded securities held by the Company. Short-term investments are measured at fair value with references to closing foreign exchange rates and the quoted share price in the market.

Use of Proceeds

ATM Program

As disclosed in the Company's prospectus supplement dated August 8, 2023, the Company intends to use future net proceeds from the ATM Program to finance the acquisition of additional royalties, streams, physical uranium and similar interests and for working capital purposes. No ATM Shares were distributed by the Company during the three and nine months ended January 31, 2025.

Public Offerings

The following table sets out the estimated use of net proceeds from the public offering completed by the Company in February 2024, as disclosed in the Company's prospectus supplement dated February 6, 2024, and the actual use of the net proceeds of $28.8 million (US$21 million) up to January 31, 2025.

	As disclosed in the prospectus supplement	As at January 31, 2025
	(US$'000)	(US$'000)
Purchases of royalties, stream and similar interests and purchases of physical uranium	20,000	20,000
General working capital purposes	1,400	1,000
Total	21,400	21,000

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2025

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated.

	Revenues	Net income (loss)	Net income (loss) per share, basic and diluted	Dividends
	($ '000)	($ '000)	($)	($ '000)
April 30, 2023	13,854	670	0.01	—
July 31, 2023	—	(1,042)	(0.01)	—
October 31, 2023	15,318	3,490	0.03	—
January 31, 2024	15,160	3,518	0.03	—
April 30, 2024	12,228	3,814	0.03	—
July 31, 2024	—	(2,158)	(0.02)	—
October 31, 2024	10,903	(428)	(0.00)	—
January 31, 2025	4	(1,911)	(0.01)	—

Changes in net income (loss) from quarter to quarter are affected primarily by fluctuations in uranium sold by the Company in each period, the recognition of deferred income tax recovery (expense) as a result of the change in fair value of the Company's short-term investments, recognition of revenue from sales of uranium inventory, foreign exchange difference and interest expenses on the prior margin loan facility, professional fees and regulatory fees incurred for the ATM Program, share-based compensation expense recognized for the grant of stock options, and corporate activities conducted during the respective periods. The Company's positive net income in prior quarters was primarily the result of sales of uranium inventory and higher uranium prices.

Liquidity and Capital Resources

The following table sets forth selected balance sheet items for the Company as at January 31, 2025.

	As at	As at
	January 31, 2025	April 30, 2024
	($'000)	($'000)
Cash	9,657	21,100
Accounts receivable	—	13,818
Short-term investments	7,641	9,143
Inventories	221,316	187,090
Working capital (current assets less current liabilities)	238,215	228,993
Total assets	298,659	278,703
Total current liabilities	1,105	2,758
Accounts payable and accrued liabilities	1,053	1,202
Other payables	—	1,519
Total non-current liabilities	170	156
Shareholders' equity	297,384	275,789

As at January 31, 2025, the Company had cash of $9.7 million compared to $21.1 million at April 30, 2024. The decrease in cash was primarily due to the purchase of royalties and the net cash used in operating activities in relation to trading physical uranium, partially offset by the proceeds of $26.0 million received from the exercise of warrants and options. Accounts receivable of $13.8 million were fully settled during the period.

The Company's short-term investments decreased from $9.1 million as at April 30, 2024 to $7.6 million as at January 31, 2025 as a result of a decrease in the fair value of publicly traded securities held by the Company.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2025

As at January 31, 2025, the Company had uranium inventories of $221.3 million, compared to $187.1 million as at April 30, 2024. The increase in inventories resulted primarily from net purchases. Uranium inventories include the Company's existing inventories and the Company's entitlement of the uranium production from the McArthur River mine for the Company's royalty payments to be paid in-kind. During the nine months ended January 31, 2025, the Company recorded a depletion of $0.4 million on the McArthur River royalty and an increase in inventory by the same amount. The Company will recognize revenue from its interest in McArthur River production when such uranium is sold.

The Company had accounts payable and accrued liabilities of $1.1 million as at January 31, 2025, compared to $1.2 million as at April 30, 2024.

The Company had other payables of $1.5 million as at April 30, 2024, compared to $nil as at January 31, 2025. Such amount consisted of goods and service tax payable, which was fully paid by the Company during the period.

As at January 31, 2025, the Company had working capital (current assets less current liabilities) of $238.2 million compared to $229 million as at April 30, 2024. Pursuant to the agreement with CGN, the Company is committed to purchase 100,000 pounds U3O8 for future payment of approximately $7.1 million in April 2025. Subsequent to January 31, 2025, the Company entered into an agreement to sell 50,000 pounds U3O8 at a weighted average price of US$64.75 per pound for US$3.2 million. The Company believes that it has sufficient cash and liquid assets available to satisfy its purchase commitments over the next 12 months.

The Company has not generated any sustained profits from operations and the major sources of financing to date have been the prior issuance by way of sales of Common Shares, sales of short-term investments and uranium inventories, cash receipts from the repayment of a promissory note in a prior year, and the prior margin loan facility. The Company's ability to meet its obligations and finance acquisition activities depends on its ability to generate cash flow from selling its inventories and/or through the issuance of securities of the Company pursuant to equity financings and short-term or long-term loans. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private or public offerings. The Company's growth and success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

The Company believes that its financial resources will be adequate to cover anticipated expenditures for general and administrative costs, contractual obligations and capital expenditures for at least twelve months following the date hereof. The Company's current financial resources are also available to fund acquisitions of additional interests. The Company's long-term capital requirements are primarily affected by its ongoing acquisition activities. The Company currently has, and generally at any time, may have acquisition opportunities in various stages of active review. In the event of one or more substantial royalty or other acquisitions, the Company may seek additional debt or equity financing as necessary.

Contractual Obligations

The following table summarizes the Company's contractual obligations as at January 31, 2025, including payments due for each of the next five years and thereafter:

	Payments due by period
(in thousands of dollars)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Office lease	$222	$54	$123	$45	$—
Purchase of physical uranium (1)	$7,140	$7,140	$—	$—	$—
Total	$7,362	$7,194	$123	$45	$—

Note:

(1)
Comprised of approximately $7.1 million relating to the purchase of 100,000 pounds U3O8 to be delivered and paid for in April 2025.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2025

Cash Flows

Operating Activities

Net cash used in operating activities during the nine months ended January 31, 2025 was $24.9 million, compared to $92.6 million for the same period in 2024. The decrease was primarily as a result of net cash spent on trading physical uranium and a decrease in accounts receivable from cash settlement of $13.8 million during the period. During the nine months ended January 31, 2025, the Company purchased 350,000 pounds U3O8, offset by the sale of 100,000 pounds U3O8, compared to the purchase of 1,300,000 pounds U3O8, offset by the sale of 350,000 pounds U3O8 in the same period in 2024.

Investing Activities

Net cash used in investing activities during nine months ended January 31, 2025 was approximately $11.4 million, compared to $45.1 million net cash generated from investing activities for the same period in 2024. During the nine months ended January 31, 2025, the Company purchased royalties on the Millennium and Cree Extension projects, a royalty on the Salamanca project and an additional royalty interest in the Churchrock project for an aggregate acquisition cost of $11.6 million. During the nine months ended January 31, 2024, the Company received net proceeds of $45.4 million from the disposal of its investment in Yellow Cake, offset by $0.8 million paid to purchase additional common shares in publicly traded securities.

Financing Activities

Net cash generated from financing activities during the nine months ended January 31, 2025 was $24.3 million, compared to $36.4 million in the same period of 2024. During the nine months ended January 31, 2025, the Company received proceeds of $26.0 million from the exercise of common share purchase warrants and options, offset by the net payment of $1.3 million and related interest of $0.4 million to extinguish the Inventory Financing Arrangement. In the same period in 2024, the Company received $3.4 million from ATM Shares sold and $38.2 million from the Common Shares sold in the public offering. In addition, the Company received proceeds of $4.5 million from the exercise of common share purchase warrants and repaid the prior margin loan facility in full for $9.7 million.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

Related Party Transactions

Related party transactions are based on the amounts agreed to by the parties. During the three and nine months ended January 31, 2025, the Company did not enter into any material contracts or undertake any significant commitment or obligation with any related parties other than as described herein.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. The remuneration of directors and key management, for the three and nine months ended January 31, 2025, comprised of:

	For the three months ended January 31,		For the nine months ended January 31,
	2025	2024	2025	2024
	($ '000)	($ '000)	($ '000)	($ '000)
Management salaries	105	115	299	305
Directors' fees	58	46	151	148
Share-based compensation	152	110	395	363
Total	315	271	845	816

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2025

Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. The estimates and associated assumptions are based on historical circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates. Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgment or assessments.

Management is required to make judgements in the application of the Company's accounting policies. The significant accounting policy judgements relevant to the current period are as follows:

•
The Company's business is the acquisition of royalties. Each royalty has its own unique terms and judgement is required to assess the appropriate accounting treatment. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is an area of judgement. In evaluating whether a transaction is a business combination management must consider if the acquired assets or entities encompass an integrated set of activities and assets that is capable of being conducted and managed for the purpose of generating income. Additionally, an optional asset concentration test may be applied. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill.
•
The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators, including but not limited to whether further exploration or evaluation expenditure in the area is planned or budgeted, whether commercially viable deposits have been discovered or if sufficient work has been performed to indicate that the carrying amount of the asset will not be fully recovered, whether there are observable indications that the asset's value has declined during the period, significant declines in future commodity prices, significant increases in market interest rates, significant adverse changes in foreign exchange rates and taxes, and operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty interests will not likely occur or may be significantly reduced in the future. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable companies. Changes in any of the estimates used in determining the fair value of the royalty and other interests could impact the impairment analysis.

Information about significant sources of estimation uncertainty are described below.

The Company estimates the attributable reserve and resource relating to the mineral properties underlying the royalties that are held by the Company. Reserves and resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has royalty interests, adjusted where applicable to reflect the Company's percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the reserve or resource estimates may impact the carrying value of the Company's royalty interests.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2025

Changes in, and Initial Adoption of, Accounting Policies

The following amendment to IFRS was effective for the accounting period beginning on or after January 1, 2024, and is required to be applied retrospectively:

Amendments to IAS 1 - Presentation of Financial Statements

The amendments to IAS 1 clarifies certain requirements for determining whether a liability should be classified as current or non-current and requires new disclosures for non-current liabilities that are subject to covenants within 12 months after the reporting date. The amendment requires the classification of liabilities as current or non-current depending on the rights existing at the end of the reporting period and clarifies that management's expectations in respect of settlement do not affect classification. Liabilities are classified as noncurrent if the company has a substantive right to defer settlement for at least twelve months at the end of the reporting period. "Settlement" is defined as the extinguishment of a liability with cash, other economic resources, or an entity's own equity instruments. There is an exception for convertible instruments that might be converted into equity, but only for those instruments where the conversion option is classified as an equity instrument as a separate component of a compound financial instrument. The adoption of these amendments on May 1, 2024, did not have a material impact on the Company's consolidated financial statements.

Certain new accounting standards and interpretations have been issued that are not mandatory for the current period and have not been early adopted:

Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments

The International Accounting Standards Board has issued classification and measurement and disclosure amendments to IFRS 9 and IFRS 7 which are effective for years beginning on or after January 1, 2026 with earlier application permitted. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities and introduce a new exception for some financial liabilities settled through an electronic payment system. Other changes include a clarification of the requirements when assessing whether a financial asset meets the solely payments of principal and interest criteria and new disclosures for certain instruments with contractual terms that can change cash flows (including instruments where cash flow changes are linked to environmental, social or governance ("ESG") targets). The Company is currently assessing the impact of this amendment on the Company's consolidated financial statements.

IFRS 18, Presentation and Disclosure in Financial Statements

IFRS 18 is a new standard that will provide new presentation and disclosure requirements and which will replace IAS 1, Presentation of Financial Statements. IFRS 18 introduces changes to the structure of the income statement; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted. The Company is currently assessing the impact of this amendment on the Company's consolidated financial statements.

Financial Instruments and Risk Management

At January 31, 2025, the Company's financial assets include cash, restricted cash and short-term investments. The Company's financial liabilities include accounts payable and accrued liabilities and lease liability. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
•
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash, restricted cash and accounts payable and accrued liabilities approximate fair value due to their short terms to settlement. The fair value of short-term investments, which are classified as level 1 within the fair value hierarchy, is determined by obtaining the quoted market price of the short-term investment and multiplying it by foreign exchange rate, if applicable, and the

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2025 quantity of shares held by the Company. Lease liability is measured at amortized cost. The fair value of the lease liability approximates its carrying values as its interest rates are comparable to current market rates.

Financial risk management objectives and policies

The financial risk arising from the Company's operations are credit risk, liquidity risk, commodity price risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances. The Company holds cash with Canadian chartered financial institutions of which the majority of its bank balances is uninsured as at January 31, 2025. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and restricted cash balance. In order to mitigate its exposure to credit risk, the Company monitors its financial assets and maintains its cash deposits in several Schedule I chartered banks in Canada.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company believes that, taking into account its current cash reserves and other liquid assets, it has sufficient working capital for its present obligations for at least the next twelve months commencing from January 31, 2025. The Company's working capital (current assets less current liabilities) as at January 31, 2025 was $238.2 million. The Company's accounts payable and accrued liabilities are expected to be realized or settled within a one-year period.

Commodity price risk

The recoverability of the Company's physical uranium inventories is subject to changes in uranium prices. In addition, the Company's future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

Currency risk

Financial instruments that impact the Company's net income due to currency fluctuations include cash and finance payable denominated in U.S. dollars. The impact of a Canadian dollar change against U.S. dollars on cash by 10% would not have a significant impact on net loss for the nine months ended January 31, 2025.

Other price risk

The Company is exposed to equity price risk as a result of investing in other mining companies. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company's short-term investments held as at January 31, 2025, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $0.7 million on other comprehensive income.

Outstanding Share Data

As at the date hereof, the Company had 133,636,119 Common Shares outstanding.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2025

Share Options

In February 2025, 44,000 share options were exercised at a gross proceeds of $0.1 million.

The outstanding share options as at the date of this MD&A are as follows:

Expiry Date	Exercise Price ($)	Number Outstanding

May 13, 2025	3.31	100,000
May 31, 2026	3.49	595,000
May 31, 2026	4.10	50,000
September 15, 2026	5.46	40,000
November 8, 2026	3.76	50,000
January 13, 2027	4.93	5,000
May 13, 2027	3.31	323,750
June 20, 2027	3.26	25,000
September 9, 2027	4.20	1,000
October 24, 2027	3.15	5,000
August 21, 2028	2.92	399,550
August 29, 2028	3.30	32,500
October 17, 2029	3.92	374,500
October 30, 2029	4.00	17,000
		2,018,300

Each option entitles the holder thereof to purchase one Common Share.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP"). The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the nine months ended January 31, 2025 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2025

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the nine months ended January 31, 2025 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Risk Factors

A comprehensive discussion of risk factors is included in the AIF and other filings with the Canadian Regulatory Authorities available on SEDAR+.

Additional Information

Additional information concerning the Company, including the Company's AIF, is available under the Company's profile on SEDAR+ and at www.sec.gov.